Daqo New Energy Announces Unaudited Fourth Quarter and Fiscal Year 2013 Results

CHONGQING, China, April 4, 2014 /PRNewswire/ -- Daqo New Energy Corp. (DQ) ("Daqo New Energy" or the "Company"), a leading polysilicon manufacturer based in China, today announced its unaudited financial results for the fourth quarter and fiscal year 2013.

As previously reported, the Company has been transitioning from its original production facilities in Wanzhou, Chongqing to a new facility in Shihezi, Xinjiang. The Company continued ramp up of its new Xinjiang facility which had commenced commercial production in Q1 2013, and is pleased to report that the plant has now reached close to nameplate capacity of 6,150 MT per annum, with production of 1,445 MT in the fourth quarter of 2013, up from 1,311 MT and 962 MT in the third and second quarters of 2013, respectively.

The Company will commence ground preparing construction on a new expansion at the Xinjiang facility in April of 2014, which will add 6,000 MT and take nameplate polysilicon capacity to 12,150 MT once completed. The Company will utilize some of the existing equipments which are being relocated from the Chongqing line where production is no longer taking place, and as a result the capital expenditure required will be less than that of an equivalent completely new build. Daqo New Energy ceased a technology improvement project at the Chongqing polysilicon line in the second quarter of 2013 ahead of the relocation of the machinery and equipment to Xinjiang. The Company has already completed an optimized feasibility study and received all permits and approvals required for the ground preparing construction. The upcoming scheduled annual maintenance work in April 2014 will include readying the existing plant for the expansion project and upgrading off-gas treatment process from traditional hydrogenation technology to hydrochlorination technology. Construction work on the expansion is expected to be completed by the end of 2014 with full ramp up of capacity by the second quarter of 2015.

The Company believes the transition to Xinjiang has transformed it into a low-cost leader and positions the Company to compete with the leading polysilicon manufacturers in China and globally. As of the fourth quarter 2013, the Company achieved a total production cost, including depreciation, of $15.8 per kilogram, and cash cost (excluding depreciation) of $12.0 per kilogram. The Company expects to further lower total production cost to $12 per kilogram when capacity at the Xinjiang expansion is fully ramped up by the second quarter of 2015.

Fourth Quarter 2013 Financial and Operating Highlights

•	Polysilicon shipments were approximately 1,271 metric tons (MT) and wafer shipments were 16.7 million pieces, respectively, compared to 1,288 MT of polysilicon and 7.5 million pieces of wafer in the third quarter of 2013.
•	Revenues were $37.0 million, an increase of 25.0% compared to $29.6 million in the third quarter of 2013 and an increase of 496.8% compared to $6.2 million in the fourth quarter of 2012.
•	Gross profit was approximately $1.0 million, compared to gross loss of $3.9 million in the third quarter of 2013 and gross loss of $11.1 million in the fourth quarter of 2012.
•	Gross margin was 2.6%, compared to negative 13.3% in the third quarter of 2013 and negative 178.5% in the fourth quarter of 2012. Excluding costs of $5.9 million related to the polysilicon operations in Chongqing, which halted production in September 2012 for a planned technology improvement project, the non-GAAP gross margin was approximately 18.5%, compared to 9.8% in the third quarter of 2013 and negative 10.5% in the fourth quarter of 2012. Operating loss was $4.1 million, compared to $5.0 million in the third quarter of 2013 and $55.9 million in the fourth quarter of 2012.

•	Net loss attributable to Daqo New Energy Corp. shareholders was $8.0 million, compared to $10.3 million in the third quarter of 2013 and $75.6 million in the fourth quarter of 2012.
•	Loss per diluted ADS was $1.16, compared to $1.49 in the third quarter of 2013, and $10.76 in the fourth quarter of 2012.
•	EBITDA* was $8.1 million, compared to $6.8 million in the third quarter of 2013 and negative $46.8 million in the fourth quarter of 2012. EBITDA margin was 21.9%, compared to 22.9% in the third quarter of 2013 and negative 754.9% in the fourth quarter of 2012.
*A non-GAAP measure which represents earnings before interest, taxes, depreciation and amortization
•	Xinjiang production was approximately 1,445 MT during the quarter, near the nameplate capacity of 6,150 MT per annum. This is an increase from production of 1,311 MT and 962 MT in the in the third and second quarter of 2013, respectively.
•	Production cost at Xinjiang was $15.8/kg and cash cost (excluding depreciation) was $12.0/kg in the fourth quarter of 2013.
•	On December 30, 2013, Chongqing Daqo and Daqo New Material terminated the lease agreement between the two entities. The Company deconsolidated Daqo New Material as of December 31, 2013. As noted above, the Company is in the process of relocating machinery and equipment to its Xinjiang facility in connection with the planned expansion.

Full Year 2013 Results Financial and Operating Highlights

•	Polysilicon shipments were 4,240 MT, an increase of 18.3% compared to 3,585 MT in 2012.
•	Revenues were $109.0 million, an increase of 25.5% compared to $86.9 million in 2012.
•	Gross loss was $26.1 million, a decrease of 30.3% compared to $37.4 million in 2012.
•	Gross margin was negative 23.9%, compared to negative 43.1% in 2012.
•	Operating loss was $200.6 million, compared to $88.5 million in 2012. The Company recognized a $158.4 million impairment loss for the long-lived assets of its Chongqing polysilicon facilities in the second quarter of 2013 and a $42.8 million impairment loss for the long-lived assets of its wafer facilities in the fourth quarter of 2012.
•	Net loss attributable to Daqo New Energy Corp. shareholders was $70.9 million, compared to $111.9 million in 2012.
•	Loss per diluted ADS was $10.25, compared to $15.92 in 2012.

Commentary

Improvement in operational and financial performance

The commencement of commercial operations and subsequent ramp-up at the Shihezi, Xinjiang facility has significantly improved Daqo New Energy's operational and financial results.

In the fourth quarter of 2013, following the successful debottlenecking project at Xinjiang, the Company increased production to near nameplate capacity whilst realizing significant improvements in polysilicon production costs. The Company produced 1,445 MT of polysilicon for the fourth quarter of 2013 compared to 1,311 MT in the third quarter and now expects polysilicon production in 2014 to be very close to nameplate capacity of 6,150 MT. Costs also improved substantially, with total production cost, including depreciation moving to $15.8 per kilogram in the fourth quarter of 2013 compared with $16.0 per kilogram in the third quarter and significantly lower than the 2012 total production cost of $31.9 per kilogram.

Strong demand for the Company's products continued through the fourth quarter of 2013. The Company shipped 1,271 MT of polysilicon and 16.7 million pieces of wafer in the fourth quarter of 2013, compared with 1,288 MT of polysilicon and 7.5 million pieces of wafer in the third quarter of 2013 and 975 MT of polysilicon and 7.1 million pieces of wafer in the second quarter of 2013. Average selling prices for both our polysilicon and wafer products continued their positive trends and, in combination with decreasing production costs, have resulted in strong improvement in our gross margins. Strong demand more broadly in the sector has seen polysilicon and wafer prices increase significantly in the past six months, which have consequently improved gross margins over the past two quarters. In the fourth quarter of 2013, excluding costs of $5.9 million related to the polysilicon operations in Chongqing, the non-GAAP gross margin was approximately 18.5%, compared to 9.8% in the third quarter of 2013.

These improved operational and financial results reflect the Company's new position as a leading low-cost and high-quality polysilicon manufacturer, provide the Company with a strong platform from which to build future growth, and leave the Company in an excellent position to navigate any future market challenges or fluctuations that may arise.

Market outlook and Q1 2014 guidance

In 2013, according to industry analysis reports, global solar PV installations were around 37 GW, of which the China market alone contributed approximately 11 GW. In terms of production, China accounted for approximately 66% global cell / wafer production and imported almost 50% of polysilicon requirements. Most industry research institutions estimate global installations in 2014 to be around 45 GW, which represents a year-on-year growth of 22%. This growth is expected to accelerate in the years to come, as solar PV is rapidly approaching grid-parity in an increasing number of regions. The Company believes that as the key raw material for the most widely used c-Si solar PV cells, polysilicon demand will continue its rapid growth going forward. With one of the lowest cost structures, an excellent reputation for first-class quality in the industry and a strategic location in China, the Company is confident that it will be able to enjoy and benefit from robust growth.

For the first quarter of 2014, the Company expects to ship 1,350 MT to 1,400 MT of polysilicon. The Company also expects to ship approximately 16.6 million to 17.0 million pieces of wafer. This outlook reflects our current and preliminary view and may be subject to change. Our ability to achieve this projection is subject to risks and uncertainties. See "Safe Harbor Statement" at the end of this press release.

Fourth Quarter 2013 Results

Revenues

Revenues were $37.0 million, compared to $29.6 million in the third quarter of 2013 and $6.2 million in the fourth quarter of 2012.

The Company generated revenues of $24.2 million from polysilicon, compared to $22.9 million in the third quarter of 2013, and $4.7 million in the fourth quarter of 2012. The increase from the third quarter of 2013 was primarily due to higher sales volume and higher average selling prices.

The Company generated $11.0 million from sales of wafers, compared to $6.0 million in the third quarter of 2013 and $0.8 million in the fourth quarter of 2012. The increase from the third quarter of 2013 was primarily due to higher sales volume and higher average selling prices. In November 2013, we fully ramped up our wafer capacity to 6 million pieces per month.

The Company also generated $1.8 million from the wafer OEM business.

Gross profit and margin

Gross profit was approximately $1.0 million, compared to a gross loss of $3.9 million in the third quarter of 2013 and a gross loss of $11.1 million in the fourth quarter of 2012.

Gross margin was 2.6%, compared to negative 13.3% in the third quarter of 2013 and negative 178.5% in the fourth quarter of 2012. The 2013 fourth quarter was the first period that we have been able to achieve positive gross margin since the third quarter of 2011. The positive gross margin in the fourth quarter of 2013 was mainly attributable to higher average selling prices during the period and lower production costs due to better utilization of production capacity in the quarter.

Overall gross margins were impacted by continuing depreciation expense and other maintenance expense associated with the non-operational Chongqing polysilicon plant. In the fourth quarter of 2013, total depreciation expense was $12.2 million, of which $5.5 million related to the non-operational Chongqing polysilicon plant. In the fourth quarter of 2013, total costs including depreciation related to the non-operational Chongqing polysilicon plant was $5.9 million. Excluding such costs, the non-GAAP gross margin was approximately 18.5%, compared to 9.8% in the third quarter of 2013 and negative 10.5% in the fourth quarter of 2012.

Selling, general and administrative expenses

Selling, general and administrative expenses were $4.0 million, compared to $3.8 million in the third quarter of 2013 and $1.8 million in the fourth quarter of 2012. The increase in selling, general and administrative expenses from the third quarter of 2013 was primarily due to a higher bad debt provision.

Research and development expenses

Research and development expenses were $1.1 million, compared to $0.8 million in the third quarter of 2013 and $2.8 million in the fourth quarter of 2012.

Other operating income

Other operating income was $0.1 million, compared to $3.6 million in the third quarter of 2013 and $2.5 million in the fourth quarter of 2012. Other operating income was mainly composed of unrestricted cash incentives that the Company received from local government authorities, which fluctuates from period to period.

Operating loss and margin

As a result of the foregoing, operating loss was $4.1 million, compared to $5.0 million in the third quarter of 2013 and $55.9 million in the fourth quarter of 2012. Our operating margin improved, although incentives received from local government authorities decreased from $3.6 million in the third quarter to $0.1 million in the fourth quarter.

Operating margin was negative 11.0%, compared to negative 16.8% in the third quarter of 2013 and negative 902.5% in the fourth quarter of 2012.

EBITDA

EBITDA* was $8.1 million for the quarter, compared to $6.8 million in the third quarter of 2013 and negative $46.8 million in the fourth quarter of 2012. EBITDA margin was 21.9% for the quarter, compared to 22.9% in the third quarter of 2013 and negative 754.9% in the fourth quarter of 2012.

* A non-GAAP measure which represents earnings before interest, taxes, depreciation and amortization

Net Interest expense

Net interest expense was $4.2 million, compared to $4.9 million in the third quarter of 2013 and $3.4 million in the fourth quarter of 2012. The decrease in net interest expense from the third quarter of 2013 was primarily due to lower loan balance.

Income tax expense

Income tax expense was $59.5 thousand, compared to $1.1 million in the third quarter of 2013 and $19.9 million in the fourth quarter of 2012. As of the fourth quarter of 2013, all of our deferred tax assets were fully provided for on the basis that they are not likely to be realized.

Net loss attributable to our shareholders and loss per ADS

As a result of the aforementioned, net loss attributable to Daqo New Energy Corp. shareholders was $8.0 million in the fourth quarter of 2013, compared to $10.3 million in the third quarter of 2013 and $75.6 million in the fourth quarter of 2012.

Loss per ADS was $1.16 in the fourth quarter of 2013, compared to $1.49 in the third quarter of 2013, and $10.76 in the fourth quarter of 2012.

Financial Condition

As of December 31, 2013, the Company had $16.7 million in cash and cash equivalents and restricted cash, compared to $19.5 million as of September 30, 2013 and $17.3 million as of December 31, 2012.

As of December 31, 2013, the accounts receivable balance was $9.9 million, compared to $11.8 million as of September 30, 2013. As of December 31, 2013, the notes receivable balance was $15.9 million, compared to $11.9 million as of September 30, 2013. As of December 31, 2013, total borrowings were $253.7 million, of which $134.9 million were long-term borrowings, compared to total borrowings of $262.6 million, including $137.0 million long-term borrowings as of September 30, 2013.

Cash Flows

For the twelve months ended December 31, 2013, net cash used in operating activities was $16.5 million, compared to $10.3 million in the same period of 2012. Although during 2013 our overall operating cash flow was still negative, from a quarter on quarter perspective, our operating cash flow has improved significantly. We generated positive operating cash flow of $8.8 million and $0.3 million in the third and fourth quarters of 2013, respectively, which is significantly better than the use of cash in the first and second quarters of 2013. Note that we receive customer payments in the form of notes receivable. We are able to obtain financing from local banks at our discretion, and incur bank charges to do so. The cash flows associated with these arrangements are included in financing activities. The improvement in operating cash flow was primarily due to the recovery of sales prices associated with improvements in the overall solar market and our continuous cost reduction efforts at our Xinjiang facilities.

For the twelve months ended December 31, 2013, net cash used in investing activities was $30.7 million, compared to $102.9 million in the same period of 2012. In 2013, the net cash used in investing activities decreased significantly from 2011 and 2012, which was primarily related to the wrapping up of our construction of Xinjiang Phase 2a polysilicon facilities by the end of third quarter of 2012.

For the twelve months ended December 31, 2013, net cash provided by financing activities was $48.8 million, primarily resulting from net proceeds received from related parties loans in the amount of $87.9 million and proceeds received from short-term bank borrowings and other bank borrowings in the amount of $74.6 million offset by the repayment of bank borrowing in the amount of $113.7 million. Net cash provided by financing activities in the same period of 2012 was $27.1 million. The increase was primarily due to continuous financial support from Daqo Group and notes receivables being cashed out before their maturity dates in 2013. Daqo Group and its affiliates will not require us to repay the debt before January 1, 2015.

VIE deconsolidation

On December 30, 2013, Chongqing Daqo and Daqo New Material terminated the lease agreement between the two entities and the Company the Company deconsolidated Daqo New Material as of December 31, 2013. As noted above, the Company is in the process of relocating machinery and equipment to its Xinjiang facility in connection with the planned expansion.

Full Year 2013 Results

Revenues

Revenues were $109.0 million, compared to $86.9 million in 2012. The increase was primarily due to higher sales volumes both in polysilicon and wafer, partially offset by lower average selling prices for the full year. Since the beginning of 2013, the sales prices for both polysilicon and wafer have recovered from historical lows due to improved demand and reduced inventory levels in the market.

The Company shipped approximately 4,240 MT of polysilicon and 33.5 million pieces of wafer during 2013, compared to 3,585 MT of polysilicon and 15.1 million pieces of wafer during 2012. The Company also shipped approximately 119.6 MT of ingots and blocks during 2013, compared to 500.0 MT during 2012.

Gross loss and margin

Gross loss for 2013 was $26.1 million, compared to a loss of $37.4 million in 2012. Gross margin was negative 23.9% for 2013, compared to negative 43.1% for 2012.

The improvement in gross loss and gross margin from 2012 was primarily due to improved cost structures in both polysilicon and wafer, partially offset by lower average selling prices for the full year. In 2013, our output of polysilicon and wafer both increased, and the increased utilization of our manufacturing capacity reduced the amount of overhead allocated per unit produced.

Selling, general and administrative expenses

Selling, general and administrative expenses were $18.1 million in 2013, compared to $12.9 million in 2012. The increase in selling, general and administrative expenses was primarily due to increased provisions for bad debts . In 2013, we only shipped polysilicon after we received payment from our customers. Therefore there was no additional bad debt related to polysilicon sales in 2013.

Research and development expenses

Research and development expense was $3.4 million in 2013, compared to $4.1 million in 2012.

Long-lived assets impairment loss

The Company recognized a $158.4 million impairment loss for the long-lived assets of its Chongqing polysilicon facilities in the second quarter of 2013. The impairment loss of long-lived assets of our polysilicon facilities was made to reflect the adverse effects market challenges had on the profit-generating ability of the assets. The Company recognized a $42.8 million impairment loss for the long-lived assets of its wafer facilities in the fourth quarter of 2012.

Other operating income

Other operating income was $5.4 million in 2013, compared to $8.7 million in 2012. Other operating income was mainly composed of unrestricted cash incentives that the Company received from local government authorities, which fluctuates from period to period.

Operating loss and margin

As a result of the foregoing, operating loss was $200.6 million in 2013, compared to operating loss of $88.5 million in 2012. The Company recognized a $158.4 million impairment loss for the long-lived assets of its Chongqing polysilicon facilities in the second quarter of 2013 and a $42.8 million impairment loss for the long-lived assets of its wafer facilities in the fourth quarter of 2012.

Operating margin was negative 184.1% in 2013, compared to negative 101.9% in 2012. Excluding fixed assets impairment loss both in 2013 and 2012, the non-GAAP operating margin in 2013 and 2012 were negative 38.7% and negative 52.7% respectively.

Net Interest expense

Net interest expense in 2013 was $19.2 million, compared to $14.4 million in 2012. The increase from 2012 was primarily due to decrease of capitalized interest expense.

Income tax expense

Income tax expense was $1.3 million, compared to $10.3 million for 2012. The decrease was primarily due to the valuation allowance for deferred tax asset recorded in 2012.

Net loss attributable to our shareholders and loss per ADS

As a result of the aforementioned, net loss attributable to Daqo New Energy Corp. shareholders in 2013 was $70.9 million, compared to $111.9 million in 2012. The losses per ADS were $10.25, compared to $15.92 in 2012.

About Non-GAAP Financial Measures

To supplement Daqo's consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("US GAAP"), Daqo uses in this press release non-GAAP gross margin, which excludes costs related to the non-operational polysilicon operations in Chongqing, non-GAAP operating loss and operation margin, which exclude long-lived asset impairment and EBITDA which represents earnings before interest, taxes, depreciation and amortization. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP. Daqo believes that the non-GAAP financial measures facilitate investors' and management's comparisons to Daqo's historical performance and assists management's financial and operational decision making.

Conference Call

The Company has scheduled a conference call to discuss the results at 8:00 AM Eastern Time on April 4, 2014.

Participant Telephone Numbers

Participant Dial In (Toll Free):	+1-877-870-4263
Participant International Dial In:	+1-412-317-0790
China Mainland Dial In (Toll Free):	4001-201203
Hong Kong Dial In (Toll Free):	800-905945
Canada Dial In (Toll Free):	18556699657

The conference ID number is 10043581

You can also listen to the conference call via Webcast through the URL: http://mms.prnasia.com/DQ/20140404/default.aspx

A replay of the call will be available 1 hour after the end of the conference through April 11, 2014 at 9:00am ET.

The conference call replay numbers are as follows:

United States:	+ 1-877-344-7529
International:	+ 1-412-317-0088

The conference ID number for accessing the recording is 10043581.

Investors will also have the opportunity to listen to the replay over the Internet through the investor relations section of Daqo New Energy's web site at: www.dqsolar.com

About Daqo New Energy Corp.

Daqo New Energy Corp. (DQ) is a leading polysilicon manufacturer based in China. Daqo New Energy primarily manufactures and sells high-quality polysilicon to photovoltaic product manufacturers. It also manufactures and sells photovoltaic wafers. For more information about Daqo New Energy, please visit www.dqsolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the outlook for the first quarter of 2014 and quotations from management in this announcement, as well as Daqo New Energy's strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; our ability to significantly expand our polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; and our ability to successfully implement our vertical integration strategy. Further information regarding these and other risks is included in the reports or documents we have filed with, or furnished to, the Securities and Exchange Commission. Daqo New Energy does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Daqo New Energy undertakes no duty to update such information, except as required under applicable law.

Daqo New Energy Corp.

Unaudited Preliminary Condensed Consolidated Statement of Operations and Comprehensive Income

(US dollars in thousands, except ADS and per ADS data)

	Three months Ended			Year Ended Dec 31,
	Dec 31, 2013	Sep 30, 2013	Dec 31, 2012	2013	2012

Revenues	$37,039	$29,636	$6,193	$109,000	$86,858
Cost of revenues	(36,081)	(33,585)	(17,245)	(135,103)	(124,290)
Gross (loss)/profit	958	(3,949)	(11,052)	(26,104)	(37,432)
Operating expenses
Selling, general and administrative expenses	(4,016)	(3,792)	(1,806)	(18,133)	(12,930)
Research and development expenses	(1,148)	(814)	(2,793)	(3,391)	(4,131)
Other operating income	134	3,567	2,516	5,421	8,729
Impairment of long-lived assets		-	(42,754)	(158,425)	(42,754)
Total operating expenses	(5,030)	(1,039)	(44,837)	(174,528)	(51,086)
Loss from operations	(4,072)	(4,988)	(55,889)	(200,631)	(88,518)
Interest expense	(4,199)	(4,941)	(3,573)	(19,349)	(15,408)
Interest income	49	30	197	150	990
Foreign exchange gain (loss)	2	-	(55)	(12)	(56)
Loss before income taxes	(8,220)	(9,899)	(59,320)	(219,818)	(102,992)
Income tax expense	(60)	(1,073)	(19,917)	(1,272)	(10,254)
Net loss from continuing operations	(8,280)	(10,972)	(79,237)	(221,091)	(113,246)

Loss from discontinued operations	-	-	-	-	(2,393)

Net loss	(8,280)	(10,972)	(79,237)	(221,091)	(115,639)
Net loss attributable to noncontrolling interest	(266)	(671)	(3,645)	150,147	(3,708)
Net loss attributable to Daqo New Energy Corp. shareholders	$(8,014)	$(10,301)	$(75,592)	$(70,943)	$(111,931)

Net loss	(8,280)	(10,972)	(79,237)	(221,091)	(115,639)
Other comprehensive income:
Foreign currency translation adjustments	1,010	343	2,696	5,543	3,839
Total other comprehensive income	1,010	343	2,696	5,543	3,839
Comprehensive loss	(7,270)	(10,628)	(76,541)	(215,547)	(111,800)
Comprehensive loss attributable to noncontrolling interest	(477)	(695)	(2,458)	(148,752)	(2,076)
Comprehensive loss attributable to Daqo New Energy Corp. shareholders	$(6,793)	$(9,933)	$(74,083)	$(66,795)	$(109,724)

Loss per ADS
--Continuing operations	(1.16)	(1.49)	(10.76)	(10.25)	(15.58)
--Discontinued operations	-	-	-	-	(0.34)
Basic	(1.16)	(1.49)	(10.76)	(10.25)	(15.92)
--Continuing operations	(1.16)	(1.49)	(10.76)	(10.25)	(15.58)
--Discontinued operations	-	-	-	-	(0.34)
Diluted	(1.16)	(1.49)	(10.76)	(10.25)	(15.92)
Weighted average ADS outstanding
Basic	6,937,060	6,923,450	7,028,564	6,922,737	7,028,564
Diluted	6,937,060	6,923,450	7,028,564	6,922,737	7,028,564

Daqo New Energy Corp.

Unaudited Consolidated Balance Sheet

(US dollars in thousands)

	Dec 31, 2013	Sep 30, 2013	Dec 31, 2012

ASSETS:
Current Assets:
Cash and cash equivalents	$7,831	$10,771	6,679
Restricted cash	8,826	8,703	10,650
Accounts receivable, net	9,910	11,811	27,823
Note Receivable	15,930	11,877	4,631
Prepaid expenses and other current assets	23,871	24,270	23,934
Advances to suppliers	861	1,580	738
Inventories	10,500	11,780	15,136
Amount due from related party	13,416	11,726	6,562
Deferred tax assets-current	-	64	358
Total current assets	91,145	92,580	96,511
Property, plant and equipment, net	488,504	495,719	677,895
Prepaid land use right	30,377	36,840	36,158
Deferred tax assets	-	163	1,057
Other non-current assets	174	172	4,687
TOTAL ASSETS	610,200	625,474	816,308

Current liabilities:
Short-term borrowings, including current portion of long-term borrowings	118,871	125,548	120,280
Accounts payable	17,695	14,981	12,346
Note payable	1,573	5,130	21,334
Advances from customers	13,218	24,836	29,396
Payables for purchases of property, plant and equipment	51,767	39,958	45,469
Accrued expenses and other current liabilities	7,462	8,615	7,618
Amount due to related party	88,538	108,285	23,708
Income tax payable	-	163	160
Total current liabilities	299,124	327,516	260,311

Long-term borrowings	134,870	137,036	187,521
Advance from customers - long term portion	11,924	-	-
Payables for Purchases of Property, Plant and Equipment	-	-	1,126
Other long Term Liabilities	26,955	26,899	26,472
TOTAL LIABILITIES	472,873	491,451	475,430

EQUITY:

Ordinary shares	17	17	18
Treasury stock	(398)	(399)	(495)
Additional paid-in capital	146,676	146,083	144,756
Retained earnings (accumulated losses)	(32,667)	(24,653)	38,276
Accumulated other comprehensive income	23,699	22,477	19,551
Total Daqo New Energy Corp.'s shareholders' equity	137,327	143,525	202,106

Noncontrolling interest	-	(9,502)	138,772
Total equity	137,327,	134,023	340,878

TOTAL LIABILITIES & EQUITY	610,200	625,474	816,308

Daqo New Energy Corp.

Unaudited Consolidated Statements of Cash Flows

(US dollars in thousands)

	For the twelve months ended December 31,
	2013	2012
Operating Activities:
Net loss	$(221,091)	$(115,637)
Adjustments to reconcile net loss to net cash used in operating activities:
Long-lived assets impairment	158,425	42,754
Share-based compensation	1,881	2,249
Inventory write-down	29,906	14,822
Allowance for doubtful accounts	5,482	360
Depreciation of property, plant and equipment	52,251	37,372

Gains on disposition of Nanjing Daqo	-	(1,099)

Changes in operating assets and liabilities:
Accounts receivables	12,431	(10,295)
Notes receivables	(11,496)	(2,634)
Prepaid expenses and other current assets	30	(15,043)
Advances to suppliers	(123)	2,099
Inventories	(25,270)	(6,746)
Amount due from related parties	(6,854)	8,419
Amount due to related parties	(416)	14,048
Prepaid land use rights	265	(841)
Other non-current assets (VAT Receivable)	4,513	4,645
Accounts payable	5,349	3,249
Notes payable	(19,760)	16,777
Accrued expenses and other current liabilities	469	(150)
Income tax payable	(160)	(8,053)
Advances from customers	(4,254)	(8,795)
Deferred government subsidies	482	619
Deferred tax assets	1,415	11,573
Net cash used in operating activities	(16,525)	(10,307)

Investing activities:
Purchases of property, plant and equipment	(32,505)	(105,659)
Decrease in restricted cash	1,824	80
Disposition of Nanjing Daqo, net of cash disposed	-	2,657
Decrease in cash on deconsolidation of Daqo New Material	(15)	-
Net cash used in investing activities	(30,696)	(102,922)

Financing activities:
Proceeds from related parties loans	157,271	1,645
Repayment of related parties loans	(69,387)	-
Proceeds from other bank borrowings	35,352	1,525
Proceeds from short-term bank borrowings	39,200	128,048
Repayment of bank borrowings	(113,745)	(103,573)
Cash received from exercise of options	135	-
Purchase and retirement of treasury shares	-	(501)
Net cash provided by financing activities	48,826	27,144
Effect of exchange rate changes	(453)	67
Net increase (decrease) in cash and cash equivalents	1,152	(86,018)
Cash and cash equivalents at the beginning of the year	6,679	92,697
Cash and cash equivalents at the end of the year	7,831	6,679

Daqo New Energy Corp.

Reconciliation of Non-GAAP financial measures to comparable US GAAP measures (US dollars in thousands)

	Three months Ended
	December 31, 2013	September 30, 2013	December 31, 2012

Gross margin	2.6%	-13.3%	-178.5%
Costs related to the Wanzhou polysilicon operations	15.9%	23.1%	168.0%
Non-GAAP gross margin	18.5%	9.8%	-10.5%

	Twelve months Ended
	December 31, 2013	December 31, 2012

Loss from operations	(200,613)	(88,518)
Add back: Impairment of long-lived assets	158,425	42,754
Non-GAAP income (loss) from operations	(42,188)	(45,764)
Non-GAAP operating margin	-38.7%	-52.7%

	Three months Ended
	December 31, 2013	September 30, 2013	December 31, 2012

Net loss	(8,280)	(10,972)	(79,237)
Income tax expense/(benefit)	60	1,073	19,917
Interest expense	4,199	4,941	3,573
Interest income	(49)	(30)	(197)
Depreciation	12,166	11,778	9,194
EBITDA (non-GAAP)	8,096	6,790	(46,750)
EBIDTA margin (non-GAAP)	21.9%	22.9%	-754.9%

For further information, please contact:

Daqo New Energy Corp.
Kevin He, Investor Relations
Phone: +86-23-6486-6556
Email: Kevin.he@daqo.com